Exhibit 99.1

Kazia Therapeutics Limited Announces Proposed Public Offering

SYDNEY, Australia, August 27, 2026 – Kazia Therapeutics Limited (NASDAQ: KZIA) (“Kazia” or the “Company”), an oncology-focused biotechnology company developing therapies that selectively reprogram cancer biology, restore anti-tumor immunity and overcome treatment resistance, today announced that it has commenced a tranched registered public offering (the “Offering”) of (i) American Depositary Shares (“ADSs”), each representing five hundred (500) ordinary shares of the Company, no par value per share, or in lieu of ADSs to certain investors, pre-funded warrants to purchase ADSs, (ii) accompanying Series A Warrants to purchase ADSs (or pre-funded warrants in lieu thereof), which are exercisable immediately at an exercise price equal to 115% of the initial public offering price per ADS and accompanying Warrants and expire upon the earlier of 30 days following the Company’s Stage IV triple-negative breast cancer (TNBC) data readout, expected in the second half of 2027, or the five-year anniversary of issuance, and (iii) accompanying Series B Warrants to purchase ADSs (or pre-funded warrants in lieu thereof), which are exercisable immediately at an exercise price equal to 125% of the initial public offering price per ADS and accompanying Warrants and expire upon the earlier of 30 days following the Company’s HR+/HER2- data readout, expected in the first half of 2028, or the five-year anniversary of issuance. All of the securities in the Offering are to be sold by Kazia.

Leerink Partners and Guggenheim Securities are acting as joint bookrunning managers for the proposed Offering. BTIG, Needham & Company and Laidlaw & Company are acting as co-managers for the proposed Offering. The proposed Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed or as to the actual size or terms of the Offering.

Kazia intends to use the net proceeds from the Offering primarily to fund clinical development of paxalisib, including ongoing and planned studies in triple-negative breast cancer and HR+/HER2- breast cancer and other oncology indications, and for working capital and general corporate purposes.

The ADSs and warrants are being offered pursuant to a registration statement on Form F-3 (File No. 333-294392), which was previously filed with and subsequently declared effective by the Securities and Exchange Commission (the “SEC”). The Offering will be made only by means of a prospectus supplement and accompanying prospectus that form a part of the registration statement. A copy of the preliminary prospectus supplement relating to and describing the terms of the Offering will be filed with the SEC and will be available for free on the SEC’s website at www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus may also be obtained, when available, from Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, or by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com, or from Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, telephone: (212) 518-9544, email: GSEquityProspectusDelivery@guggenheimsecurities.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities in the Offering, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Kazia Therapeutics

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia. The Company’s lead asset, paxalisib, is an investigational brain penetrant inhibitor of the PI3K/Akt/mTOR pathway, which is being developed to treat multiple forms of cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of over 15 clinical trials. A completed Phase 2/3 study in glioblastoma (GBM AGILE) was reported in 2024, and discussions are ongoing for designing and executing a pivotal registrational study in pursuit of a standard approval. Other clinical trials involving paxalisib are ongoing in advanced breast cancer, brain metastases, diffuse midline gliomas, and primary central nervous system lymphoma, with several of these trials having reported encouraging interim data. Paxalisib was granted Orphan Drug Designation for glioblastoma by the U.S. Food and Drug Administration (FDA) in February 2018, and Fast Track Designation (FTD) for glioblastoma in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumor brain metastases harboring PI3K pathway mutations in combination with radiation therapy. Additionally, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020 and for atypical teratoid / rhabdoid tumors in June 2022 and July 2022, respectively. Kazia is also developing EVT801, a small molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. In addition to its clinical-stage programs, Kazia is advancing NDL2, a potentially first-in-class intracellular PD-L1 protein degrader program targeting a newly identified mechanism of immunotherapy resistance and metastatic progression, as well as MSETC, a potentially first-in-class SETDB1 inhibitor program intended to restore immune signaling in tumors that have become resistant to immunotherapy, including checkpoint inhibitors. Both programs are currently in preclinical development.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the anticipated Offering and the potential gross proceeds therefrom, including the exercise of the Series A Warrants and Series B Warrants; the Company’s ability to achieve clinical milestones, including the Stage IV TNBC and HR+/HER2- data readouts that may trigger warrant exercise periods; the Company’s intended use of proceeds; and the Company’s plans for clinical development of paxalisib. Forward-looking statements are generally identified by words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “may,” “will,” “could,” “should,” “estimates,” “projects,” “potential,” and similar expressions. These forward-looking statements are based on management’s current expectations and assumptions as of the date of this press release and are subject to significant risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the Company’s ability to complete the Offering; the Company’s ability to achieve clinical milestones, including the Stage IV TNBC and HR+/HER2- data readouts that trigger warrant exercise periods; risks associated with the conduct of clinical trials and regulatory approvals; volatility in the price of the Company’s ADSs and warrants; general economic and market conditions; and the Company’s ability to maintain compliance with NASDAQ listing requirements.

For a more complete discussion of risks and uncertainties, please refer to the Company’s filings with the SEC, including the “Risk Factors” section of the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. All forward-looking statements are qualified in their entirety by this cautionary statement.

MEDIA CONTACT

Michaela Fawcett / Molly Crawford

KCSA Strategic Communications

mfawcett@kcsa.com / mcrawford@kcsa.com